UNITED STATES OIL FUND, LP
1320 Harbor Bay Parkway, Suite 145
Alameda, CA  94502
(510) 522-9600

October 20, 2009

Via EDGAR

Yolanda Crittendon
Staff Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	United States Oil Fund, LP Form 10-K for the year ended 12/31/2008 Filed on 3/2/2009 File No. 001-32834

Dear Ms. Crittendon:

We are providing the responses to your comments of September 29, 2009, to the United States Oil Fund, LP (“USOF”), on USOF’s Form 10-K for the year ended December 31, 2008.  Each of your comments is set forth below, followed by our response.

FORM 10-K FOR THE YEAR ENDED 12/31/2008

Financial Statements and Notes

General

1.
We note that your inception date was May 12, 2005 and that you present and your accountant has opined on the statements of operations, changes in partners’ capital and cash flows for the period April 10, 2006 (commencement of operations) through December 31, 2006.  It is unclear of why the period January 1, 2006 through April 9, 2006 was neither opined upon nor presented.  Please tell us your basis in GAAP to support this presentation.

Response:  USOF was organized as a limited partnership under the laws of the state of Delaware on May 12, 2005. At that time the General Partner and the initial limited partner contributed a total of $1,000 as capital. From May 12, 2005 to December 31, 2005, there was no activity as represented by zeros in the statement of operations included in USOF’s audited financial statements. On April 10, 2006, USOF commenced operations by issuing an initial creation basket to the initial Authorized Purchaser in USOF’s offering of units. There was no activity from January 1, 2006 to April 9, 2006. The entire period from May 12, 2005 (inception) through December 31, 2006, including the period from January 1, 2006 through April 9, 2006, however, was audited by Spicer Jeffries LLP (“Spicer”), USHO’s independent registered public accounting firm. The financial statements are labeled “For the period from April 10, 2006 (commencement of operations) to December 31, 2006,” so as to inform the reader  that the financial statements contain approximately eight months of operations reflected in the statement of operations, cash flows and financial highlights included in the notes to the financial statements.  For comparability purposes, this heading is used to inform the reader why certain ratios in the financial highlights are annualized in one year and not in others on a going forward basis. In future filings with the Commission, the audited financial statements for USOF will clearly disclose that all periods since inception were audited by Spicer.

Yolanda Crittendon
October 20, 2009

Note 4 – Contracts and Agreements, page 89

2.	Please tell us and consider expanding future disclosures to quantify the respective fees borne by the general partner on your behalf.

Response:  As disclosed in its prospectus, pursuant to the Amended and Restated Limited Partnership Agreement of USOF, as amended from time to time, USOF is required to pay expenses relating to brokerage fees; its allocable portion of licensing fees and fees paid to the General Partner’s independent directors; registration fees, legal, accounting and printing expenses for follow-on public offerings; and fees relating to tax accounting and reporting requirements as a limited partnership.  The General Partner, on the other hand, is responsible for paying fees to the Marketing Agent; all offering expenses related to the initial public offering of units; and certain initial implementation fees and base services fees relating to the tax accounting and reporting requirements of the funds.  This arrangement is discussed in Note 3 to USOF’s financial statements included in its annual report on Form 10-K.

The management fees, brokerage commissions and other fees paid by USOF during 2008 are separately quantified on page 15 of USOF’s annual report on Form 10-K under the heading “Expenses Paid by USOF through December 31, 2008 in dollar terms.”  The only payments made for the year ended December 31, 2008 on behalf of USOF relating to the fees paid to the Marketing Agent, to the Custodian and the fees paid in connection with certain initial implementation service fees and base service fees.  The formulas that determine the payments to the Marketing Agent and the Custodian and the estimated payments in connection with certain initial implementation service fees and base service fees are currently disclosed in Notes 3 and 4 to USOF’s financial statements contained in its annual report on Form 10-K.  Since these are obligations of the General Partner, and not of USOF, USOF does not believe these items need to be further quantified in USOF’s financial statements.  USOF further notes that the General Partner’s financial statements are filed with the SEC every six months on Form 8-K and that the General Partner’s financial statements quantify the fees it pays on behalf of USOF and the other public funds it manages.

Yolanda Crittendon
October 20, 2009

*                      *                       *

In connection with the submission of our responses, the United States Commodity Funds LLC in its capacity as general partner of United States Oil Fund, LP hereby acknowledges that:

•	USOF is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	USOF may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that you will find these responses satisfactory.  If you have questions or further comments, please call the undersigned at 510.522.9600.

UNITED STATES OIL FUND, LP

By: United States Commodity Funds LLC, its general partner

By:	/s/ Howard Mah
Name: Howard Mah
Title: Chief Financial Officer

cc:	James M. Cain, Esq. W. Thomas Conner, Esq.